April 5, 2013

Via EDGAR (form type label CORRESP)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 6, 2013
Form 6-K
Filed February 6, 2013
File No. 333-82318

Dear Mr. Rosenberg,

By letter dated March 22, 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report (the “Annual Report 2012”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”). On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

Form 6-K Filed February 6, 2013: Annual Report 2012

Consolidated Financial Statements
Statement of cash flows for the year ended 31 December 2012, 2011 and 2010, page 58

SEC Comment #1:

Please amend your filing to remove your financial resources and free cash flow information from the face of your financial statements. Please see Item 10(e)(1)(ii)(C) of Regulation S-K which precludes the disclosure of non-IFRS measures on the face of your financial statements or in the accompanying notes. If you amend your financial statements in a Form 6-K, please amend your 2012 Form 20-F to include reference to the Form 6-K containing your amended Annual Report.

Our response

The Company’s Statement of cash flows for the years ended December 31, 2012, 2011 and 2010 as presented on page 58 in our Annual Report 2012 is prepared in accordance with IAS 7. The additional information related to financial resources at the end of the year and free cash flow is separated from the Statement of cash flows by the heading “Additional information” and includes a footnote explaining that such additional information consists of non-IFRS measures and a footnote cross reference to financial definitions on page 93.

Novo Nordisk considers it a key element in managing its business to maintain sufficient financial resources to mitigate risks and unforeseen events and to have available the necessary financial resources to allow the Company to invest in areas that may deliver future benefits for patients and returns to investors. Novo Nordisk operates with four long-term financial targets to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation – please refer to the Annual Report 2012, page 10. One of the four long-term financial targets is Cash to earnings, which is defined as ‘free cash-flow as a percentage of net profit’, and provides a measure of our ability to transform earnings into cash flow to allow for funding of growth opportunities, investments in research and development and returns to investors.

Management uses the financial resources information and free cash flow measures to estimate the cash flow remaining after expenditures required to maintain or expand the business. The free cash flow measure is a key element reported to and evaluated by the Executive Management and Board of Directors in assessing performance and deciding how to allocate resources.  Based on the importance of these measures in understanding the financial performance of the Company, Management considers it appropriate to present the supplemental non-IFRS measures as additional information related to the Statement of cash flows.

Management believes that the additional non-IFRS measures relating to financial resources and free cash flow provide necessary information in order for investors to understand the Company’s financial strength and ability to generate cash because it is information Management uses when evaluating the Company’s financial performance and in making financial, strategic and operational decisions, in addition to financial information prepared in accordance with IFRS.

Further, we respectfully submit to the Staff that the note to Item 10(e) of Regulation S-K permits a foreign private issuer to include in its filings a non-GAAP financial measure that otherwise would be prohibited by Item 10(e)(1)(ii) if, among other things, the non-GAAP financial measure is required or expressly permitted by the standard setter that is responsible for establishing the GAAP used in the company's primary financial statements included in its filing with the Commission. Although non-GAAP financial measures are not explicitly described in the International Financial Reporting Standards, IAS 1 paragraph 85 does state that “An entity shall present additional line items, headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity's financial performance”. Management believes a similar interpretation of IAS 1 can be adopted for the Statement of cash flows. The free cash flow measure as presented in our Annual Report 2012 is a subtotal extracted solely from the Statement of cash flow. The background for this general principle in IAS 1 is that disclosing the components of financial performance such as financial resources and free cash flow assists readers in understanding the financial performances achieved and in making projections of future financial performance cf. IAS 1, paragraph 86.

The Danish securities regulators have not issued any guidance on non-GAAP financial measures. However, in Denmark it is commonly accepted that key figures are calculated based on ‘Recommendations & Financial Ratios’ issued by the Danish Society of Financial Analysts, provided that it does not conflict with IFRS. The Danish Financial Statements Act, also applicable for Danish listed companies, requires in paragraph 101(1) the disclosure of “…any such key figures and financial ratios as are necessary in view of the enterprise’s affairs and circumstances”. Further, in the comments to the legislation proposal reference is expressly made to the ‘Recommendations & Financial

Ratios’ issued by the Danish Society of Financial Analysts. Novo Nordisk measures free cash flow in accordance with the recommendations of the Danish Society of Financial Analysts.

Finally, we respectfully submit to the Staff that in the Division's Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, the Staff has considered the following question 102.07 dated January 11, 2010: “Some companies present a measure of "free cash flow," which is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. Does Item 10(e)(1)(ii) of Regulation S-K prohibit this measure in documents filed with the Commission?”.

In the answer, the Staff confirms that “No. The deduction of capital expenditures from the GAAP financial measure of cash flows from operating activities would not violate the prohibitions in Item 10(e)(1)(ii). However, companies should be aware that this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used”. We have included definitions of non-IFRS measures on page 93 of the Annual Report 2012 and a reconciliation of non-IFRS measures in Item 18 of the 2012 Form 20-F.

For the reasons stated above i.e. that the non-IFRS measures are i) internally used for management reporting purposes; ii) the financial resources measure is a key element in managing the business and the free cash flow measure is the basis for one of four long-term financial targets used by Management and investors to assess Novo Nordisk’s financial performance; and iii) the disclosures are consistent with IFRS and Danish disclosure practice for listed companies, and presented under a separate heading “Additional information” marked on the Statement of cash flows as being non-IFRS measures, it is Management’s assessment that the Statement of cash flows included in the Annual Report 2012 is consistent with the SEC’s interpretation of the requirements of Item 10(e) of Regulation S-K.

Thus, in response to the Staff’s comment, we respectfully submit that our Annual Report 2012 complies with Item 10(e)(1)(ii)(C) and that no amendment is required. However, in our future filings such as our Annual Report 2013, we will move the financial resources information to the notes to the Consolidated financial statements. In addition, we will make the sub-heading on the face of the Statement of cash flow even more distinct by including the following disclosure:

Additional information – non-IFRS measure1

DKK million	Note	2013	2012	2011

Net cash generated from operating activities		xx,xxx	22,214	21,374
Net cash used in investing activities		(x,xxx)	(4,070)	(3,459)
Net purchase of marketable securities		Xxx	501	197
Free cash flow – non-IFRS measure2		xx,xxx	18,645	18,112

1 Additional non-IFRS measure, please refer to p xx for definitions
2 Non-IFRS measure calculated as Net cash generated from operating activities minus net capital expenditures. Please refer to p xx for definitions

Statement of changes in equity at 31 December 2012 and 2011, page 59

SEC Comment #2:

Please amend your filing to present your statement of changes in equity for 2010 as required by Item 3-04 of Regulation S-X and Item 8A2 of Form 20-F.

Our response

Under regulation S-X, Rule 3-04 “Changes in Other Stockholders’ Equity”, the financial statements must analyze changes in stockholders’ equity for three years either in a statement or a footnote. In the Annual Report 2012 incorporated by reference into our Form 20-F, Novo Nordisk presents a separate Statement of changes in equity at December 31, 2012 with comparative information in respect of the previous period as required by IAS 1 paragraph 38.

Pursuant to Item 8.A.2 of the instructions to the Form 20-F, the filing must contain a statement of changes in equity showing either (i) changes in equity other than those arising from capital transactions with owners and distributions to owners; or (ii) all changes in equity. Novo Nordisk has chosen to present changes in equity other than those arising from capital transactions with owners and distributions to owners, in a separate Statement of comprehensive income, page 56 in the Annual Report 2012 incorporated by reference into our Form 20-F. The Statement of comprehensive income presents the changes for the fiscal years ending December 31, 2012, 2011 and 2010 and is prepared in accordance with IAS 1 paragraph 8; “Total comprehensive income is the change in equity during a period resulting from transactions and other events, other than those changes resulting from transactions with owners in their capacity as owners.” In addition, we have disclosed all other material transactions related to the Statement of changes in equity at December 31, 2010 in our Annual Report 2012 in the Statement of cash flow related to dividends paid and net purchase of treasury shares, in note 5.1 related to share-based payments and in note 4.1 related to reduction of share capital.

Thus, in response to the Staff’s comment, we respectfully submit that it is Management’s assessment that the filing complies with the requirements as defined by Item 3-04 of Regulation S-X and Item 8.A.2 of Form 20-F. However, in our future filings, such as our Annual Report 2013, we will present changes in equity for the three most recent fiscal years on the face of the Statement of changes in equity.

Note 2.4: Income and deferred income taxes, page 67

SEC Comment #3:

In the first table on page 67 you disclose a DKK 4.0 billion adjustment to increase the 2012 tax expense related to previous years’ current tax and a DKK 4.3 billion adjustment to decrease the 2012 tax expense related to previous years’ deferred tax. These adjustments are in excess of 60% of your 2012 income tax expense when the corresponding adjustments in 2011 and 2010 were less than 6% and 16%, respectively. Please provide disclosure in your amended filing that describes your prior years’ adjustments in 2012. Separately explain to us why these adjustments are not indicative of errors in your prior years’ financial statements. To the extent necessary for an understanding of your position, please reference the authoritative literature you rely upon to support your position.

Our response

The purpose of our disclosure on income taxes in note 2.4 ‘Income and deferred income taxes’ is to present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information about income taxes affecting the fiscal years ending December 31, 2012, 2011 and 2010. In the table explaining ‘Income taxes in the income statement’ we have presented impact from ‘Current and deferred tax on profit for the year’ as well as impact from adjustments recognized in the period for current and deferred tax of prior periods.

IAS 8 prescribes the criteria for accounting treatment and disclosure of changes in accounting estimates and corrections of errors. Changes in accounting estimates result from new information or new developments and, accordingly, are not corrections of errors. As explained below the line ‘Adjustment related to previous years’ in the first table on page 67 contains the effect from settlements and payments relating to uncertain tax positions recognized in previous years and is as such not indicative of errors in prior years’ financial statements.

In 2012, Novo Nordisk A/S paid income taxes of DKK 4,235 million related to the current year and DKK 3,620 million in taxes regarding prior years. The income taxes paid in Denmark in 2012 include payments arising from tax disputes primarily related to transfer pricing as disclosed at the end of note 2.4 on page 67.

Novo Nordisk recognizes tax liabilities for uncertain tax positions on matters where the tax treatment is unclear or is a matter of dispute between Novo Nordisk and the relevant tax authority, if it is probable that a settlement will result in increased tax payments. In 2012, Novo Nordisk received assessments from the Danish tax authorities in cases for which a tax liability was recognized relating to previous years. The cash payment impact of the assessments has been disclosed in the line ‘Adjustment related to previous years – current tax’ whereas the reversal of tax liability historically provided for has been disclosed in the line ‘Adjustment related to previous years – deferred tax’. Therefore, following a netting of these transactions the remaining adjustments related to previous years are at the same level as the preceding years.

Thus, in response to the Staff’s comment, we respectfully submit that it is Management’s assessment that the disclosure in the Annual Report 2012 is sufficient; however, in our future filings, such as our Annual Report 2013, we will ensure that our explanation in note 2.4 on the impact from adjustments caused by events that occurred in the current year and thus are recognized in the period for current and deferred tax of prior periods is explained in more detail. We will clarify the line description in our Annual Report 2013 and future annual reports incorporated by reference into our Form 20-F by including the following description:

Income taxes expensed
DKK million	2013	2012	2011

Current tax on profit for the year	x,xxx	6,001	4,534
Deferred tax on profit for the year	xxx	645	257
Tax on profit for the year	x,xxx	6,646	4,791
Adjustments recognised for current tax of prior periods	xxx	4,042	277
Adjustments recognised for deferred tax of prior periods	(xxx)	(4,309)	(240)
Income taxes in the Income statement	x,xxx	6,379	4,828

In 2012, adjustments caused by events that occurred in the current year related to current and deferred tax of prior periods predominantly arise from tax payments on tax disputes related to transfer pricing and reversal of associated tax liability recognised in prior periods.

* * * * *

Finally, in responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to contact Lars Green, Senior Vice President of Corporate Finance, at (+45) 4442 7974 or me at (+45) 4442 3295.

Sincerely,

/s/ Jesper Brandgaard

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Hannu Ryöppönen, Chairman of the Audit Committee, Novo Nordisk